

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2021

Charles E. Young
Chief Executive Officer
Smart Sand, Inc.
1725 Hughes Landing Blvd, Suite 800
The Woodlands, Texas 77380

> **Re: Smart Sand, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 6, 2021**
> **File No. 333-251915**

Dear Mr. Young:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan J. Maierson